06006400

UNITEDSTATES
ECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

CM

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SEC FILE NUMBER
8-36916

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING **1/1/2005** (MM/DD/YY) AND ENDING **12/31/2005** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Vaughan & Company Securities, Inc.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

68 Passaic Street

Ridgewood (State) **NJ** (Zip Code) **07450**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES D. VAUGHAN **201-444-1361**

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ALBANESE, MICHAEL F.

(Name – *if individual, state last, first, middle name*)

18 LISA COURT **PARSIPPANY** (State) **NJ** **07054**

(Address) (City) (Zip Code)

PROCESSED
JUN 21 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED APR 3 2006 WASH, D.C. 160 SECTION

CHECK ONE:

- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY **Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained ins this form are not required to respond unless the form display a currently valid OMB control number.

SEC 1410 (06-02)

KH 6/20/06

OATH OR AFFIRMATION

I, **JAMES D. VAUGHN III** --, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **VAUGHAN & COMPANY SECURITIES, INC.** --- , as of **DECEMBER 31** -------------------------------, **2005** ------ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: **N/A**

EILEEN M. VAUGHAN
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Jan. 2, 2007

James Vaughan
Signature

President
Title

Eileen M. Vaughan
Notary Public

This report ** contains (check all applicable boxes):

X(a) Facing Page.
X(b) Statement of Financial Condition.
X(c) Statement of Income (Loss).
X(d) Statement of Changes in ~~Financial Condition~~. CASH FLOWS
X(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X(g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X(l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VAUGHAN & COMPANY SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION WITH INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2005 AND 2004

VAUGHAN & COMPANY SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2005 AND 2004

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

To The Stockholders of
Vaughan & Company Securities, Inc.
Ridgewood, New Jersey

I have audited the accompanying statements of financial condition of Vaughan & Company Securities, Inc. as of December 31, 2005 and 2004, and the related statements of income and retained earnings, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vaughan & Company Securities, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael F. Albanese, CPA
18 Lisa Court
Parsippany, NJ 07054
201-406-5733
Fax: 973-887-9103

March 27, 2006

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2005 and 2004

ASSETS

	2005	2004
CURRENT ASSETS		
Cash	$ 125,322	$ 140,530
Commissions receivable	159,359	135,070
TOTAL CURRENT ASSETS	284,681	275,600
PROPERTY AND EQUIPMENT, net	1,549	3,412
TOTAL ASSETS	$ 286,230	$ 279,012

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004
CURRENT LIABILITIES		
Accounts payable	$ 39,248	$ 625
Accrued expenses	83,153	79,849
Payroll taxes payable	10,728	31,121
State tax payable	550	550
401(k) payable	7,703	6,203
TOTAL CURRENT LIABILITIES	141,382	118,347
LONG TERM LIABILITIES		
Note payable - officer	8,335	6,011
TOTAL LONG TERM LIABILITIES	8,335	6,011
STOCKHOLDERS' EQUITY	136,513	154,653
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 286,230	$ 279,012

The accompanying notes are an integral part of the financial statements.

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENTS OF INCOME AND RETAINED EARNINGS

For the Years Ended December 31, 2005 and 2004

	2005	2004
INCOME		
Commission and other income, net of clearance and execution charges	$ 1,537,162	$ 1,403,671
Interest income	5,406	740
TOTAL INCOME	1,542,568	1,404,412
EXPENSES		
Salaries	910,830	789,338
Travel and selling	176,576	113,074
Commissions	276,740	302,050
Management services	-	750
Payroll taxes and benefits	68,904	89,752
Profit sharing	-	4,453
Securities fees	8,282	-
Rent and occupancy	39,750	33,013
Professional fees	21,207	34,288
Office and miscellaneous	51,859	8,544
Auto lease expense	3,897	3,031
Depreciation	1,863	1,863
TOTAL EXPENSES	1,559,908	1,380,156
INCOME (LOSS) BEFORE TAXES	(17,340)	24,256
INCOME TAXES /(BENEFIT)	(800)	550
NET INCOME (LOSS)	(18,140)	23,706
RETAINED EARNINGS - beginning	124,653	134,046
DIVIDENDS	-	(33,099)
RETAINED EARNINGS - ending	$ 106,513	$ 124,653

The accompanying notes are an integral part of the financial statements.

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2005 and 2004

	Class A Stock	Class B Stock	Retained Earnings	Total
Balance at January 1, 2004	$ 300	$ 29,700	$ 134,046	$ 164,046
Net income	-	-	23,706	23,706
Dividends distributed	-	-	(33,099)	(33,099)
Balance at December 31, 2004	300	29,700	124,653	154,653
Net income (loss)	-	-	(18,140)	(18,140)
Dividends distributed	-	-	-	-
Balance at December 31, 2005	$ 300	$ 29,700	$ 106,513	$ 136,513

The accompanying notes are an integral part of the financial statements.

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (18,140)	$ 23,706
Non cash items included in net income:		
Depreciation	1,863	1,863
Change in:		
Commissions receivable	(24,289)	(4,843)
Other current assets	-	-
Accounts payable	38,623	(20,164)
Other current liabilities	(15,589)	27,204
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(17,532)	27,767
CASH FLOWS FROM FINANCING ACTIVITIES		
Long-term	2,324	6,011
Dividends paid	-	(33,099)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	2,324	(27,088)
NET INCREASE (DECREASE) IN CASH	(15,208)	679
CASH - beginning	140,530	139,851
CASH - ending	$ 125,322	$ 140,530
SUPPLEMENTAL DISCLOSURES:		
Cash paid for:		
Interest	$ -	$ 74

The accompanying notes are an integral part of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Vaughan & Company Securities, Inc. (the Company) is engaged in the sale of publicly traded securities and is a member of the National Association of Securities Dealers (NASD). The Company's office is located in Ridgewood, New Jersey. The Company was incorporated in New Jersey in November 1986. The business commenced in March 1987.

Cash

The Company maintains accounts with various brokerage companies executing various security transactions. Included in these accounts are commissions earned but not yet forwarded by the brokerage company. The brokerage company requires maintenance of a minimum balance of $100,000 in order to execute transactions. This account balance earns interest.

Commissions Receivable

Commission revenue and related clearance expenses are recorded when earned, on a settlement date basis, within the related brokerage account. Commissions receivable are stated without provision for doubtful accounts. Management believes all amounts are collectible.

Property and Equipment

Property and equipment are carried at cost. Depreciation is calculated on a straight-line basis over five years for office equipment.

Income Taxes

The Company has elected to be taxed as an "S" corporation under the Internal Revenue Code and applicable New Jersey statutes. The stockholders of the corporation are taxed on their proportionate share of the Company's taxable income on their personal tax returns. The portion of the New Jersey income tax that is the responsibility of the Company is provided for, using statutory rates.

Management Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Estimates used in preparing these financial statements include those assumed in computing commission's receivable, and those used in accruing liabilities for certain expenses. Actual results could differ from those estimates.

Reclassification

Certain reclassifications may have been made to the prior year's financial statements in order to conform to classifications used for the current year.

2. PROPERTY AND EQUIPMENT

Major classifications of property and equipment and their respective useful lives are as follows:

	2005	2004	Useful Lives
Computer equipment	$ 5,590	$ 5,590	5 years
Furniture and fixtures	-	-	7 years
	5,590	5,590	
Accumulated depreciation	4,041	2,178	
Total property and equipment	$ 1,549	$ 3,412	

Depreciation charged to operations amounted to $1,863 and $1,863, during the years ended December 31, 2005 and 2004, respectively.

3. PENSION PLAN

The Company adopted a 401(K) plan in the fiscal year ended September 30, 1988 for all full time employees. Any Company contributions are elective. The Company's expense at December 31, 2005 and 2004 was $0 and $4,453, respectively.

4. RELATED PARTY TRANSACTIONS

Vaughan & Company Securities, Inc., Pension Administrators, Inc., Vaughan & Company Retirement and Estate Planners, Inc. and Lois M. Vaughan, Esq. are controlled under common ownership. The services performed for their clients and the revenues received are interrelated. Employees of related companies perform many duties, including bookkeeping, accounting, legal and other administrative functions. The Company pays management and other fees to related companies for these expenses.

The Company rents office space from the principal shareholder of the related companies. No long-term lease agreements exist. Rent expense paid to related party for the periods ending December 31, 2005 and 2004 were $30,000 and $30,000, respectively. Various other general building and office expenses are shared with the related companies. The allocation of these expenses is not based on any formula.

Related party transactions are summarized as follows:

	2005	2004
Expenses		
Management fees	$ -0-	$ 750
Rent	30,000	30,000
Legal fees	11,127	2,000
	$ 30,000	$ 32,750

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

5. NET CAPITAL REQUIREMENTS (Cont'd)

At December 31, 2005, the Company had net capital of $134,964 which was $129,964 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.11 to 1.

In March, 2005 the company changed its clearing broker from Banc of America, LLC to Neuberger Berman, LLC. At December 31, 2005, the Company was in compliance with the net capital requirement of $100,000.

6. INCOME TAXES

The provision for income taxes consists of:

	2005	2004
Total Provision (Only New Jersey State)	$ 800	$ 550

7. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to credit risk consist principally of commission's receivable and cash. The Company earns commissions entirely from financial institutions and investment management firms. Historically, the Company has not incurred any credit related losses. Cash, which consists primarily of cash held in brokerage accounts, is not subject to FDIC insurance protection.

8. FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company has financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2005 and 2004 does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

9. STOCKHOLDERS' EQUITY

Stockholders' equity is as follows:

	2005	2004
Common stock		
Class A, voting, no par value — 100 shares authorized, 100 shares issued and outstanding	$ 300	$ 300
Class B, nonvoting, no par value — 9,900 shares authorized, 9,900 shares issued and outstanding	29,700	29,700
Retained earnings	106,513	124,653
Total Stockholders' Equity	$136,513	$154,653

10. LITIGATION

The Company was involved in a lawsuit brought forth by one of its clients. The client had alleged a variety of causes of action, including claims for unsuitable investments, excessive fees, unauthorized trading and failure to supervise. The Company filed its answer denying the material allegations in the statement of claim on March 17, 2004. Subsequently, the client discontinued the action against the Company without prejudice.

SUPPLEMENTARY INFORMATION

VAUGHAN & COMPANY SECURITIES, INC.

SCHEDULE I

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005 and 2004

	2005	2004
Total stockholders' equity	$ 136,513	$ 154,653
Less ineligible assets:		
Property and equipment	1,549	3,412
Specified commissions receivable	-	33,000
Total	1,549	36,412
Net Capital	$ 134,964	$ 118,242

VAUGHAN & COMPANY SECURITIES, INC.

SCHEDULE II

Reconciliation Pursuant To Rule 17a-5(d)(4) of the Securities and Exchange Commission

December 31, 2005 and 2004

	2005	2004
Net capital per unaudited report	$ 134,964	$ 118,242
Assets included in unaudited report	-	-
Liabilities not included in unaudited report	-	-
Net capital per computation of net capital	$ 134,964	$ 118,242

To the Stockholders of
Vaughan & Company Securities, Inc.
Ridgewood, New Jersey

March 27, 2006

In planning and performing my audit of the financial statements and supplemental schedules of Vaughan & Company Securities, Inc. (the Company) for the year ended December 31, 2005, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by the Company including tests of compliance with such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by rule 17a-13,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. The objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

My consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements

To the Stockholders of
Vaughan & Company Securities, Inc.
Ridgewood, New Jersey
(Cont'd)

March 27, 2006

being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives. However, such study, evaluation and examination have resulted in the following comments and recommendations, which existed in prior years also.

1) Segregation of duties is not currently in place. All of the check disbursement functions are performed by one person from writing and signing checks to receiving the bank statement and reconciling. Accordingly, I recommend that checks written for over a certain amount be signed by an additional signatory and the invoice stamped or initialed to approve payment. Recognition however is given to the relationship of the person writing the checks to the ownership of the Company.

2) Fees charged from or to related entities should be pursuant to a specified formula in a written agreement. Occupancy costs of the entities sharing your office facilities should be specified in written agreements between the property owner and the entity.

3) Self evaluation and monitoring activities for reporting information and providing assurance of compliance need to be implemented to assess controls and if necessary take corrective actions on a timely basis.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties.

Michael F. Albanese, CPA

March 27, 2006